Exhibit 99.1
YINGLI GREEN ENERGY REPORTS THIRD QUARTER 2009 RESULTS
Shipment Volume Reached Record High and Increased More Than 80% Quarter over Quarter
Income from Operations Increased 127% Quarter over Quarter
Non-GAAP EPS Increased to RMB 1.20 from RMB 0.91 Quarter over Quarter
BAODING, China — November 13, 2009 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading vertically integrated photovoltaic (“PV”) product manufacturers, today announced its unaudited consolidated financial results for the quarter ended September 30, 2009.
Third Quarter 2009 Consolidated Financial and Operating Highlights
•	Total net revenues were RMB 2,225.2 million (US$326.0 million) and PV module shipment volume increased more than 80% quarter over quarter.

•	Gross profit was RMB 447.6 million (US$65.6 million), with a gross margin of 20.1%.

•	Operating income was RMB 242.8 million (US$35.6 million), with an operating margin of 10.9%.

•	Net income[1] was RMB 120.8 million (US$17.7 million) and diluted earnings per ordinary share and per American depositary share (“ADS”) was RMB 0.79 (US$0.12).

•	On an adjusted Non-GAAP[2] basis, net income was RMB 184.2 million (US$27.0 million) and diluted earnings per ordinary share and per ADS was RMB 1.20 (US$0.18).
“I am pleased to announce strong results for the third quarter, with record highs in shipment volume and net revenues and healthy growth in net income,” said Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy. “The main driving force for these results was increased market demand for our ‘Yingli Solar’ brand products as the solar project financing environment continued to improve and as we began to see the benefits of our recently implemented competitive pricing strategy, which leverages our favorable cost structure. Additionally, our continuous focus on

1	Upon adoption of FASB Statement 160 (“SFAS 160”), effective January 1, 2009, net income (loss) has been adjusted to include net income (loss) attributed to non-controlling interests and Yingli Green Energy. For convenience purposes, all references to “net income (loss)” in this press release, unless otherwise specified, represent “net income (loss) attributable to Yingli Green Energy” for all periods presented.

2	All non-GAAP measures exclude share-based compensation, accretion of non-cash interest expenses resulting from the derivative liabilities bifurcated from the Company’s convertible notes issued in January 2009, from the beneficial conversion feature recognized from the convertible notes issued in July 2009, from the freestanding warrants issued in connection with a loan facility provided by a fund managed by Asia Debt Management Hong Kong Limited (“ADM Capital”) in April 2009, and from the equity component bifurcated from the Company’s convertible notes issued in December 2007 upon the adoption and retroactive application of Financial Accounting Standards Board Staff Position Accounting Principles Board 14-1 (“FSP APB14-1”), “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”, the non-cash interest expense in connection with the conversion of the Company’s convertible notes issued in January 2009, the non-cash interest expense in connection with the change in the fair value of interest rate swap entered into in June 2009, the non-cash loss on debt extinguishment resulting from the early full repayment of the ADM Capital loan, the subsequent non-cash expense in the fair value of the derivative liabilities and amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interests in Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), an operating subsidiary of the Company. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

high quality products and customer service enabled us to continue to expand our market share and raise recognition of our products in both established and emerging solar markets during the quarter, which we expect will help drive growth in the quarters to come.”
“I am also very pleased to report that our gross margin continued to increase, reaching 20.1% in the third quarter from 18.3% in the second quarter of 2009 and 15.3% in the first quarter of 2009, underlining our ability to improve profitability by reducing both polysilicon and processing costs while achieving significant shipment volume growth,” Mr. Miao continued.
Mr. Miao concluded, “To maintain our leading position, we will continue to focus on research and development and integrating our value chain. I am pleased to report that Project PANDA has achieved its first phase target ahead of schedule, producing next-generation cells with an average conversion efficiency rate of 18% or higher on our pilot production line. Also of note, our in-house polysilicon manufacturing plant, Fine Silicon, is set to begin trial production in December 2009. With Fine Silicon on-line, we will become one of a limited number of PV manufacturers in the world with a fully vertically integrated business model, covering the manufacturing process from polysilicon to PV modules. In addition, we will be the first vertically integrated PV product manufacturer in the world to have all of our production facilities located on one site. We believe this will enable us to further optimize our cost structure and capture profit at nearly every stage of the PV industry value chain, thus driving profitability and allowing us to better serve our global customer base.”
Third Quarter 2009 Financial Results
Total Net Revenues
Total net revenues were RMB 2,225.2 million (US$326.0 million) in the third quarter of 2009, an increase of 48.5% from RMB 1,498.9 million in the second quarter of 2009 and a slight increase from RMB 2,209.8 million in the third quarter of 2008. The increase from the second quarter of 2009 was primarily due to the more than 80% increase in PV module shipment volume resulting from the improved credit environment in major PV markets, increased brand awareness, continued promotional efforts and improved product bankability, and was partially offset by a lower average selling price.
Gross Profit and Gross Margin
Gross profit in the third quarter of 2009 was RMB 447.6 million (US$65.6 million), an increase of 63.5% from RMB 273.8 million in the second quarter of 2009 and a decrease of 9.1% from RMB 492.6 million in the third quarter of 2008. Gross margin was 20.1% in the third quarter of 2009, up from 18.3% in the second quarter of 2009 and down from 22.3% in the third quarter of 2008. The increase in gross margin from the second quarter of 2009 was primarily due to the decrease in the blended cost of polysilicon as a result of lower polysilicon purchase prices and consumption of comparatively higher priced polysilicon inventory as well as decreasing polysilicon usage per watt and lower non-polysilicon cost in the third quarter of 2009.
Operating Expenses
Operating expenses in the third quarter of 2009 were RMB 204.8 million (US$30.0 million), compared to RMB 167.0 million in the second quarter of 2009 and RMB 115.5 million in the third quarter of 2008.

The increase in operating expenses from the second quarter of 2009 was primarily attributable to the increase in selling expenses and general and administrative expenses consistent with the large increase in PV module shipment volume, as well as higher research and development expenses in connection with the progress of a series of research and development initiatives, including Project PANDA. Operating expenses as a percentage of total net revenues were 9.2% in the third quarter of 2009, compared to 11.1% in the second quarter of 2009 and 5.2% in the third quarter of 2008. The decrease in operating expenses as a percentage of total net revenues from the second quarter of 2009 was mainly due to the increase in total net revenues.
Operating Income and Margin
Operating income in the third quarter of 2009 was RMB 242.8 million (US$35.6 million), an increase of 127.4% from RMB 106.8 million in the second quarter of 2009 and a decrease of 35.6% from RMB 377.1 million in the third quarter of 2008. Operating margin was 10.9% in the third quarter of 2009, compared to 7.1% in the second quarter of 2009 and 17.1% in the third quarter of 2008. The increase in operating margin from the second quarter of 2009 was mainly due to increased gross margin and decreased operating expenses as a percentage of net revenues.
Interest Expense
Interest expense was RMB 100.6 million (US$14.7 million) in the third quarter of 2009, compared to RMB 115.9 million in the second quarter of 2009 and RMB 34.8 million3 in the third quarter of 2008.
After excluding non-cash interest expenses, interest expense was RMB 68.2 million (US$10.0 million) in the third quarter of 2009, compared to RMB 79.1 million in the second quarter of 2009 and RMB 31.6 million in the third quarter of 2008. The weighted average interest rate for the borrowings in the third quarter of 2009 was 6.66%, a decrease from 6.88% in the second quarter of 2009, both measured on a basis excluding non-cash interest expenses. The decrease in weighted average interest rate was a result of the Company’s efforts to reduce funding costs.
Foreign Currency Exchange Gain
Foreign currency exchange gain was RMB 71.8 million (US$10.5 million) in the third quarter of 2009, compared to a foreign currency exchange gain of RMB 108.7 million in the second quarter of 2009 and a foreign currency exchange loss of RMB 133.1 million in the third quarter of 2008. The foreign currency exchange gain in the third quarter of 2009 was primarily due to the appreciation of the Euro against the Renminbi.
Income Tax Expense
Income tax expense was RMB 31.0 million (US$4.5 million) in the third quarter of 2009, compared to an income tax expense of RMB 16.0 million in the second quarter of 2009 and an income tax benefit of RMB 0.2 million in the third quarter of 2008. The increase in income tax expense from the second quarter of 2009 was primarily attributable to the increased net operating income generated by Tianwei Yingli. Under the PRC Enterprise Income Tax Law and the various implementation rules, Tianwei

3	The Company’s previously reported unaudited third quarter 2008 financial results have been revised to reflect an increase in interest expense from RMB 31.6 million to RMB 34.8 million in the third quarter of 2008 due to the adoption and retroactive application of FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).”

Yingli was subject to an enterprise income tax rate of 0% in 2008 and 12.5% in 2009, and Yingli Energy (China) Company Limited (“Yingli China”), a wholly-owned subsidiary of the Company, was subject to an enterprise income tax rate of 15% in both 2008 and 2009.
Net Income
As a result of the factors discussed above, net income was RMB 120.8 million (US$17.7 million) in the third quarter of 2009, compared to a net loss of RMB 393.7 million in the second quarter of 2009 and net income of RMB 147.6 million in the third quarter of 2008. Diluted earnings per ordinary share and per ADS was RMB 0.79 (US$0.12) in the third quarter of 2009, compared to diluted loss per ordinary share and per ADS of RMB 3.03 in the second quarter of 2009.
On an adjusted non-GAAP basis, net income was RMB 184.2 million (US$27.0 million) in the third quarter of 2009, compared to adjusted non-GAAP net income of RMB 119.8 million in the second quarter of 2009. Adjusted non-GAAP diluted earnings per ordinary share and per ADS was RMB 1.20 (US$0.18) in the third quarter of 2009, compared to adjusted non-GAAP diluted earnings per ordinary share and per ADS of RMB 0.91 in the second quarter of 2009.
Balance Sheet Analysis
As of September 30, 2009, Yingli Green Energy had RMB 2,657.6 million (US$389.3 million) in cash and restricted cash, and RMB 3,045.3 million (US$446.1 million) in working capital, compared to RMB 2,620.6 million in cash and restricted cash, and RMB 4,356.4 million in working capital, as of June 30, 2009.
Long-term bank borrowings decreased to RMB 1,107.5 million (US$162.2 million) as of September 30, 2009 from RMB 1,971.9 million as of June 30, 2009 and short-term borrowings increased to RMB 3,142.8 million (US$460.4 million) as of September 30, 2009 from RMB 1,817.5 million as of June 30, 2009. The change in the balances of long-term bank borrowings and short-term borrowings in the third quarter was primarily due to the reclassification of long-term bank borrowings and short-term borrowings.
As of the date of this press release, the Company had approximately RMB 7,623 million in authorized lines of credit, of which RMB 4,897 million had been utilized.
Business Outlook for Full Year 2009
Given the strong third quarter results and greater visibility into market demand for the fourth quarter, the Company is updating its annual PV module shipment target to be in the estimated range of 490 MW to 500 MW from the previous expected range of 450 MW to 500 MW for fiscal year 2009, which represents an increase of 74.0% to 77.6% compared to fiscal year 2008.
In addition, the Company is updating its gross margin target for fiscal year 2009 to be in the estimated range of 19% to 20% from the previous expected range of 18% to 20%.

Non-GAAP Financial Measures
To supplement the financial measures calculated in accordance with GAAP, this press release includes certain non-GAAP financial measures of adjusted net income (loss) and adjusted diluted earnings (loss) per ordinary share and per ADS, each of which is adjusted to exclude items related to share-based compensation, accretion of the non-cash interest expense resulting from the derivative liabilities bifurcated from the Company’s convertible notes issued in January 2009, from the beneficial conversion feature from the convertible notes issued in July 2009, from the freestanding warrants issued in connection with a loan facility provided by ADM Capital in April 2009, and from the equity component bifurcated from the Company’s convertible notes issued in December 2007 upon the adoption and retroactive application of FSP APB14-1, the non-cash interest expense in connection with the conversion of the Company’s convertible notes issued in January 2009, the non-cash interest expense in connection with the change in the fair value of interest rate swap entered into in June 2009, the non-cash loss on debt extinguishment resulting from the early full repayment of ADM Capital loan, the subsequent non-cash changes in the fair value of the derivative liabilities and amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interests in Tianwei Yingli. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such items are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.
Currency Conversion
Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB 6.8262 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, as of September 30, 2009. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate. The percentages stated in this press release are calculated based on Renminbi.
Conference Call
Yingli Green Energy will host a conference call and live webcast to discuss the results at 8:00 AM Eastern Standard Time (EST) on Friday, November 13, 2009, which corresponds to 9:00 PM Beijing/Hong Kong time the same day.

The dial-in details for the live conference call are as follows:
•	U.S. Toll Free Number: +1-800-291-9234

•	International dial-in number: +1-617-614-3923

•	Passcode: 82289455
A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy’s website at http://www.yinglisolar.com. A replay will be available shortly after the call on Yingli Green Energy’s website for 90 days.
A replay of the conference call will be available until November 27, 2009 by dialing:
•	U.S. Toll Free Number: +1-888-286-8010

•	International dial-in number: +1-617-801-6888

•	Passcode: 45378350
About Yingli Green Energy
Yingli Green Energy Holding Company Limited (NYSE: YGE) is one of the world’s leading vertically integrated PV product manufacturers. Yingli Green Energy designs, manufactures and sells PV modules and designs, assembles, sells and installs PV systems that are connected to an electricity transmission grid or operate on a stand-alone basis. Based in Baoding, China, Yingli Green Energy sells its PV modules to system integrators and distributors located in various markets around the world, including Germany, Spain, Italy, South Korea, Belgium, France, China and the United States. For more information, please visit http://www.yinglisolar.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:

In China:
Qing Miao
Director, Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86-312-3100-502
Email: ir@yinglisolar.com
Courtney Shike
Brunswick Group LLC
Tel: +86-10-6566-2256
Email: cshike@brunswickgroup.com
In the United States:
Katie Cralle
Brunswick Group LLC
Tel: +1-212-333-3810
Email: kcralle@brunswickgroup.com

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	December 31,
	2008
	(As adjusted)[1]	September 30, 2009
	RMB	RMB	US$

ASSETS
Current assets:
Cash and restricted cash	1,218,148	2,657,583	389,321
Accounts receivable, net	1,464,973	2,692,593	394,450
Inventories	2,040,731	1,749,987	256,363
Prepayments to suppliers	774,014	419,716	61,486
Prepaid expenses and other current assets	563,267	608,499	89,142

Total current assets	6,061,133	8,128,378	1,190,762

Prepayments to suppliers	674,164	672,994	98,590
Property, plant and equipment, net	3,385,682	6,273,888	919,089
Land use rights	63,022	267,519	39,190
Goodwill and intangible assets, net	666,429	625,583	91,645
Investments in and advances to affiliates, including an acquisition deposit	192,537	21,372	3,131
Other assets	24,829	19,124	2,801

Total assets	11,067,796	16,008,858	2,345,208

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings, including current portion of long-term bank borrowings	2,044,200	3,142,810	460,404
Accounts payable	628,903	1,355,637	198,593
Other current liabilities and accrued expenses	84,563	255,432	37,419
Advances from customers	51,933	41,398	6,065
Dividend payable	10,956	10,956	1,605
Other amounts due to related parties, including an entrusted loan	8,864	276,818	40,552

Total current liabilities	2,829,419	5,083,051	744,638

Convertible senior notes	1,214,814	1,272,451	186,407
Senior secured convertible notes	—	71,611	10,491
Long-term bank borrowings, excluding current portion	662,956	1,107,506	162,243
Accrued warranty cost, excluding current portion	114,691	156,201	22,883
Other liabilities	73,646	72,986	10,692

Total liabilities	4,895,526	7,763,806	1,137,354

Shareholders’ equity:
Ordinary shares	9,922	11,353	1,663
Additional paid-in capital	3,724,358	6,146,494	900,427
Accumulated other comprehensive income	31,206	18,442	2,702
Retained earnings	1,011,633	597,233	87,491

Total Yingli Green Energy shareholders’ equity	4,777,119	6,773,522	992,283

Noncontrolling interests	1,395,151	1,471,530	215,571

Total shareholders’ equity	6,172,270	8,245,052	1,207,854

Total liabilities and shareholders’ equity	11,067,796	16,008,858	2,345,208

(1)	Reflects retrospective application of SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No.51.” and retrospective application of FSP APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash upon Conversion (Including Partial Cash Settlement).”

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Operations
(In thousands, except for share, ADS, per share and per ADS data)

	Three months ended
	September 30,
	2008	June 30,
	(As adjusted)[1]	2009	September 30, 2009
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	2,193,203	1,460,715	2,210,404	323,812
Sales of PV systems	2,809	32,813	1,303	191
Other revenues	13,765	5,374	13,499	1,978

Total net revenues	2,209,777	1,498,902	2,225,206	325,981
Cost of revenues:
Cost of PV modules sales	(1,710,361)	(1,193,400)	(1,765,289)	(258,605)
Cost of PV systems sales	(2,047)	(26,626)	(946)	(139)
Cost of other revenues	(4,731)	(5,089)	(11,390)	(1,669)

Total cost of revenues	(1,717,139)	(1,225,115)	(1,777,625)	(260,413)

Gross profit	492,638	273,787	447,581	65,568
Selling expenses	(35,347)	(39,626)	(47,992)	(7,031)
General and administrative expenses	(60,458)	(81,233)	(101,903)	(14,928)
Research and development expenses	(19,702)	(46,130)	(54,880)	(8,039)

Total operating expenses	(115,507)	(166,989)	(204,775)	(29,998)

Income from operations	377,131	106,798	242,806	35,570
Other income (expense):
Interest expense	(34,782)	(115,923)	(100,565)	(14,732)
Interest income	2,067	830	1,303	191
Foreign currency exchange gain (loss)	(133,056)	108,710	71,788	10,517
Loss on debt extinguishment	—	(244,745)	—	—
Loss on derivative liabilities	—	(204,246)	—	—
Other income	581	836	3,113	455

Earnings (loss) before income taxes	211,941	(347,740)	218,445	32,001
Income tax benefit (expense)	234	(15,998)	(31,031)	(4,546)

Net income (loss)	212,175	(363,738)	187,414	27,455
Less: Earnings attributable to the noncontrolling interests	(64,545)	(29,943)	(66,568)	(9,752)

Net income (loss) attributable to Yingli Green Energy	147,630	(393,681)	120,846	17,703

Weighted average shares and ADSs outstanding
Basic	127,447,821	130,044,300	148,379,700	148,379,700
Diluted	129,410,578	130,044,300	153,660,518	153,660,518

Earnings (loss) per share and per ADS
Basic	1.16	(3.03)	0.81	0.12
Diluted	1.14	(3.03)	0.79	0.12

Reconciliation of Non-GAAP measures to GAAP measures

	Three months ended
	September 30, 2008	June 30, 2009	September 30, 2009
	RMB	RMB	RMB	US$
Non-GAAP income attributable to Yingli Green Energy	175,307	119,794	184,241	26,990
Share-based compensation attributable to Yingli Green Energy	(10,854)	(14,721)	(15,990)	(2,342)
Amortization of intangible assets attributable to Yingli Green Energy	(13,639)	(12,971)	(15,058)	(2,206)
Loss on derivative liabilities attributable to Yingli Green Energy	—	(204,246)	—	—
Loss on debt extinguishment attributable to Yingli Green Energy	—	(244,745)	—	—
Non-cash interest expenses attributable to Yingli Green Energy	(3,184)	(36,792)	(32,347)	(4,739)

Net income (loss) attributable to Yingli Green Energy	147,630	(393,681)	120,846	17,703

Non-GAAP diluted earnings per share and per ADS	1.34	0.91	1.20	0.18
Share-based compensation per share and per ADS	(0.08)	(0.11)	(0.10)	(0.01)
Amortization of intangible assets per share and per ADS	(0.10)	(0.10)	(0.10)	(0.01)
Loss on derivative liabilities per share and per ADS	—	(1.57)	—	—
Loss on debt extinguishment per share and per ADS	—	(1.88)	—	—
Non-cash interest expenses per share and per ADS	(0.02)	(0.28)	(0.21)	(0.04)

Diluted earnings (loss) per share and per ADS	1.14	(3.03)	0.79	0.12